Exhibit 99.2

Consolidated financial statements

Consolidated financial statements

CONSOLIDATED INCOME STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2022	2021	2022	2021

Operating revenues	3	6,024	5,836	17,735	17,240

Operating costs	3, 5	(3,436)	(3,278)	(9,973)	(9,777)

Severance, acquisition and other costs	6	(22)	(50)	(75)	(146)

Depreciation		(914)	(902)	(2,738)	(2,702)

Amortization		(267)	(245)	(793)	(731)

Finance costs

Interest expense		(298)	(272)	(827)	(807)

Net return (interest) on post-employment benefit plans	12	13	(5)	38	(15)

Impairment of assets	7	(21)	–	(129)	(167)

Other (expense) income	8	(130)	35	(134)	134

Income taxes	9	(178)	(306)	(745)	(795)

Net earnings		771	813	2,359	2,234

Net earnings attributable to:

Common shareholders		715	757	2,188	2,084

Preferred shareholders		39	34	108	98

Non-controlling interest		17	22	63	52

Net earnings		771	813	2,359	2,234

Net earnings per common share – basic and diluted	10	0.78	0.83	2.40	2.30

Weighted average number of common shares outstanding – basic (millions)		911.9	906.9	911.3	905.5

40  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2022	2021	2022	2021

Net earnings		771	813	2,359	2,234

Other comprehensive (loss) income, net of income taxes

Items that will be subsequently reclassified to net earnings

Net change in value of derivatives designated as cash flow hedges, net of income taxes of $115 million and ($35) million for the three months ended September 30, 2022 and 2021, respectively, and $89 million and ($74) million for the nine months ended September 30, 2022 and 2021, respectively		(314)	97	(243)	201

Items that will not be reclassified to net earnings

Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $151 million and ($180) million for the three months ended September 30, 2022 and 2021, respectively, and ($179) million and ($754) million for the nine months ended September 30, 2022 and 2021, respectively (1)	12	(412)	488	491	2,053

Net change in value of publicly-traded and privately-held investments, net of income taxes of nil for the three months ended September 30, 2022 and 2021, and ($14) million and nil for the nine months ended September 30, 2022 and 2021, respectively		2	(5)	(2)	(5)

Net change in value of derivatives designated as cash flow hedges, net of income taxes of ($21) million and ($8) million for the three months ended September 30, 2022 and 2021, respectively, and ($25) million and ($3) million for the nine months ended September 30, 2022 and 2021, respectively		56	22	67	8

Other comprehensive (loss) income		(668)	602	313	2,257

Total comprehensive income		103	1,415	2,672	4,491

Total comprehensive income attributable to:

Common shareholders		41	1,358	2,494	4,340

Preferred shareholders		39	34	108	98

Non-controlling interest		23	23	70	53

Total comprehensive income		103	1,415	2,672	4,491

(1)

The discount rate used to value our post-employment benefit obligations at September 30, 2022 was 5.1% compared to 5.3% at June 30, 2022 and 3.2% at December 31, 2021. The discount rate used to value our post-employment benefit obligations at September 30, 2021 was 3.5% compared to 3.3% at June 30, 2021 and 2.6% at December 31, 2020.

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT  |  41

Consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	SEPTEMBER 30, 2022	DECEMBER 31, 2021

ASSETS

Current assets

Cash	2	583	289

Cash equivalents		150	–

Trade and other receivables		3,819	3,949

Inventory		627	482

Contract assets		383	414

Contract costs		613	507

Prepaid expenses		295	254

Other current assets	2	367	253

Assets held for sale	8	–	50

Total current assets		6,837	6,198

Non-current assets

Contract assets		247	251

Contract costs		431	387

Property, plant and equipment		28,473	28,235

Intangible assets		16,163	15,570

Deferred tax assets		98	105

Investments in associates and joint ventures		615	668

Post-employment benefit assets	12	3,678	3,472

Other non-current assets		1,318	1,306

Goodwill	4	10,700	10,572

Total non-current assets		61,723	60,566

Total assets		68,560	66,764

LIABILITIES

Current liabilities

Trade payables and other liabilities		4,602	4,455

Contract liabilities		801	799

Interest payable		194	247

Dividends payable		867	811

Current tax liabilities		263	141

Debt due within one year	11	4,686	2,625

Liabilities held for sale	8	–	35

Total current liabilities		11,413	9,113

Non-current liabilities

Contract liabilities		227	246

Long-term debt	11	26,767	27,048

Deferred tax liabilities		4,915	4,679

Post-employment benefit obligations	12	1,293	1,734

Other non-current liabilities		964	1,003

Total non-current liabilities		34,166	34,710

Total liabilities		45,579	43,823

Commitments	16

EQUITY

Equity attributable to BCE shareholders

Preferred shares	14	3,885	4,003

Common shares		20,838	20,662

Contributed surplus	14	1,162	1,157

Accumulated other comprehensive income		10	213

Deficit		(3,254)	(3,400)

Total equity attributable to BCE shareholders		22,641	22,635

Non-controlling interest		340	306

Total equity		22,981	22,941

Total liabilities and equity		68,560	66,764

42  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941

Net earnings		–	–	–	–	2,296	2,296	63	2,359

Other comprehensive (loss) income		–	–	–	(183)	489	306	7	313

Total comprehensive (loss) income		–	–	–	(183)	2,785	2,602	70	2,672

Common shares issued under employee stock option plan		–	176	(7)	–	–	169	–	169

Other share-based compensation		–	–	9	–	(33)	(24)	–	(24)

Repurchase of preferred shares	14	(118)	–	3	–	–	(115)	–	(115)

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,625)	(2,625)	–	(2,625)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(36)	(36)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	(1)	–	(1)	–	(1)

Other		–	–	–	(19)	19	–	–	–

Balance at September 30, 2022		3,885	20,838	1,162	10	(3,254)	22,641	340	22,981

		ATTRIBUTABLE TO BCE SHAREHOLDERS

FOR THE PERIOD ENDED SEPTEMBER 30, 2021 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUM- ULATED OTHER COMPRE- HENSIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY

Balance at December 31, 2020		4,003	20,390	1,174	103	(4,681)	20,989	340	21,329

Net earnings		–	–	–	–	2,182	2,182	52	2,234

Other comprehensive income		–	–	–	204	2,052	2,256	1	2,257

Total comprehensive income		–	–	–	204	4,234	4,438	53	4,491

Common shares issued under employee stock option plan		–	256	(9)	–	–	247	–	247

Other share-based compensation		–	–	(14)	–	(38)	(52)	–	(52)

Dividends declared on BCE common and preferred shares		–	–	–	–	(2,477)	(2,477)	–	(2,477)

Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	(41)	(41)

Settlement of cash flow hedges transferred to the cost basis of hedged items		–	–	–	13	–	13	–	13

Other		–	–	–	–	–	–	(1)	(1)

Balance at September 30, 2021		4,003	20,646	1,151	320	(2,962)	23,158	351	23,509

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT  |  43

Consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD ENDED SEPTEMBER 30 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)		THREE MONTHS		NINE MONTHS
	NOTE	2022	2021	2022	2021

Cash flows from operating activities

Net earnings		771	813	2,359	2,234

Adjustments to reconcile net earnings to cash flows from operating activities

Severance, acquisition and other costs	6	22	50	75	146

Depreciation and amortization		1,181	1,147	3,531	3,433

Post-employment benefit plans cost	12	48	70	151	217

Net interest expense		282	268	805	794

Impairment of assets	7	21	–	129	167

Gains on investments	8	–	–	(53)	–

Income taxes	9	178	306	745	795

Contributions to post-employment benefit plans		(14)	(64)	(128)	(213)

Payments under other post-employment benefit plans		(17)	(16)	(47)	(47)

Severance and other costs paid		(44)	(31)	(102)	(153)

Interest paid		(385)	(352)	(954)	(888)

Income taxes paid (net of refunds)		(150)	(407)	(409)	(611)

Acquisition and other costs paid		(1)	–	(7)	(6)

Change in contract assets		(20)	53	35	299

Change in wireless device financing plan receivables		(6)	(92)	121	(244)

Net change in operating assets and liabilities		130	29	58	342

Cash flows from operating activities		1,996	1,774	6,309	6,265

Cash flows used in investing activities

Capital expenditures	2	(1,317)	(1,164)	(3,495)	(3,386)

Business acquisitions	4	(3)	(1)	(142)	(12)

Business dispositions	8	(1)	–	53	–

Spectrum licences	16	(3)	(418)	(3)	(418)

Other investing activities		(8)	(11)	9	(49)

Cash flows used in investing activities		(1,332)	(1,594)	(3,578)	(3,865)

Cash flows (used in) from financing activities

(Decrease) increase in notes payable		(34)	(322)	622	(368)

Increase (decrease) in securitized receivables	11	700	(7)	700	(20)

Issue of long-term debt	11	–	1,570	945	4,985

Repayment of long-term debt	11	(270)	(249)	(1,773)	(2,516)

Issue of common shares		1	172	169	245

Purchase of shares for settlement of share-based payments		(49)	(83)	(206)	(245)

Repurchase of preferred shares	14	–	–	(115)	–

Cash dividends paid on common shares		(839)	(793)	(2,473)	(2,337)

Cash dividends paid on preferred shares		(27)	(31)	(94)	(93)

Cash dividends paid by subsidiaries to non-controlling interest		(11)	(13)	(36)	(41)

Other financing activities	2	2	(14)	(26)	22

Cash flows (used in) from financing activities		(527)	230	(2,287)	(368)

Net (decrease) increase in cash		(13)	329	294	1,951

Cash at beginning of period		596	1,846	289	224

Cash at end of period		583	2,175	583	2,175

Net increase in cash equivalents		150	81	150	81

Cash equivalents at beginning of period		–	–	–	–

Cash equivalents at end of period		150	81	150	81

44  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Notes to consolidated financial statements

These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2021 annual consolidated financial statements, approved by BCE’s board of directors on March 3, 2022.

These notes are unaudited.

We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1  |  Corporate information

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a telecommunications and media company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home advertising services to customers in Canada.

Note 2  |  Basis of presentation and significant accounting policies

These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 – Interim Financial Reporting and were approved by BCE’s board of directors on November 2, 2022. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2021, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.

All amounts are in millions of Canadian dollars, except where noted.

ADOPTION OF AMENDED ACCOUNTING STANDARDS

As required, we adopted the following amendments and clarifications to accounting standards issued by the IASB.

STANDARD	DESCRIPTION	IMPACT

Onerous Contracts – Cost of Fulfilling a Contract, Amendments to IAS 37 – Provisions, Contingent Liabilities and Contingent Assets	These amendments clarify which costs should be included in determining the cost of fulfilling a contract when assessing whether a contract is onerous.	These amendments were adopted effective January 1, 2022 and did not have a significant impact on our financial statements.

IFRIC Agenda Decision on Demand Deposits with Restrictions on Use arising from a Contract with a Third Party (IAS 7 – Statement of Cash Flows)	In April 2022, the International Financial Reporting Interpretations Committee (IFRIC) issued an agenda decision clarifying that an entity should present a demand deposit with restrictions on use arising from a contract with a third party as cash and cash equivalents in the statements of financial position and cash flows, unless those restrictions change the nature of the deposit such that it no longer meets the definition of cash in IAS 7.

In Q2 2022, we applied this agenda decision retrospectively to each prior period presented, the impact of which was limited to the classification of funding of $97 million received in Q1 2021 under a subsidy agreement with the Government of Québec. The application of this agenda decision resulted in the following:

• an increase in Cash of $82 million with a corresponding decrease in Other current assets in the statement of financial position as at December 31, 2021

• an increase in Capital expenditures of ($5) million and ($8) million for the three and nine months ended September 30, 2021, respectively, and ($15) million for the year ended December 31, 2021 in the statements of cash flows

• an increase in Other financing activities of nil and $97 million for the three and nine months ended September 30, 2021, respectively, and $97 million for the year ended December 31, 2021 in the statement of cash flows.

• no impact in the statement of financial position as at January 1, 2021 as the funding was received in Q1 2021.

FUTURE CHANGES TO ACCOUNTING STANDARDS

The following amendments to standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE

Disclosure of Accounting Policies – Amendments to IAS 1 – Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023. Early application is permitted.

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT  |  45

Notes to consolidated financial statements

Note 3  |  Segmented information

Our results are reported in three segments: Bell Wireless, Bell Wireline and Bell Media. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

The following tables present financial information by segment for the three month periods ended September 30, 2022 and 2021.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2022	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		1,759	2,803	631	–	5,193

Inter-segment service revenues		10	104	88	(202)	–

Operating service revenues		1,769	2,907	719	(202)	5,193

External product revenues		692	139	–	–	831

Inter-segment product revenues		5	–	–	(5)	–

Operating product revenues		697	139	–	(5)	831

Total external revenues		2,451	2,942	631	–	6,024

Total inter-segment revenues		15	104	88	(207)	–

Total operating revenues		2,466	3,046	719	(207)	6,024

Operating costs	5	(1,377)	(1,729)	(537)	207	(3,436)

Adjusted EBITDA (1)		1,089	1,317	182	–	2,588

Severance, acquisition and other costs	6					(22)

Depreciation and amortization						(1,181)

Finance costs

Interest expense						(298)

Net return on post-employment benefit plans	12					13

Impairment of assets	7					(21)

Other expense	8					(130)

Income taxes	9					(178)

Net earnings						771

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		1,642	2,827	630	–	5,099

Inter-segment service revenues		12	93	89	(194)	–

Operating service revenues		1,654	2,920	719	(194)	5,099

External product revenues		642	95	–	–	737

Inter-segment product revenues		–	–	–	–	–

Operating product revenues		642	95	–	–	737

Total external revenues		2,284	2,922	630	–	5,836

Total inter-segment revenues		12	93	89	(194)	–

Total operating revenues		2,296	3,015	719	(194)	5,836

Operating costs	5	(1,286)	(1,682)	(504)	194	(3,278)

Adjusted EBITDA (1)		1,010	1,333	215	–	2,558

Severance, acquisition and other costs	6					(50)

Depreciation and amortization						(1,147)

Finance costs

Interest expense						(272)

Net interest on post-employment benefit plans	12					(5)

Impairment of assets	7					–

Other income	8					35

Income taxes						(306)

Net earnings						813

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

46  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

The following tables present financial information by segment for the nine month periods ended September 30, 2022 and 2021.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2022	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		5,086	8,412	2,105	–	15,603

Inter-segment service revenues		32	307	260	(599)	–

Operating service revenues		5,118	8,719	2,365	(599)	15,603

External product revenues		1,797	335	–	–	2,132

Inter-segment product revenues		7	–	–	(7)	–

Operating product revenues		1,804	335	–	(7)	2,132

Total external revenues		6,883	8,747	2,105	–	17,735

Total inter-segment revenues		39	307	260	(606)	–

Total operating revenues		6,922	9,054	2,365	(606)	17,735

Operating costs	5	(3,775)	(5,055)	(1,749)	606	(9,973)

Adjusted EBITDA (1)		3,147	3,999	616	–	7,762

Severance, acquisition and other costs	6					(75)

Depreciation and amortization						(3,531)

Finance costs

Interest expense						(827)

Net return on post-employment benefit plans	12					38

Impairment of assets	7					(129)

Other expense	8					(134)

Income taxes	9					(745)

Net earnings						2,359

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2021	NOTE	BELL WIRELESS	BELL WIRELINE	BELL MEDIA	INTER-SEGMENT ELIMINATIONS	BCE

Operating revenues

External service revenues		4,714	8,474	1,919	–	15,107

Inter-segment service revenues		34	264	268	(566)	–

Operating service revenues		4,748	8,738	2,187	(566)	15,107

External product revenues		1,772	361	–	–	2,133

Inter-segment product revenues		4	–	–	(4)	–

Operating product revenues		1,776	361	–	(4)	2,133

Total external revenues		6,486	8,835	1,919	–	17,240

Total inter-segment revenues		38	264	268	(570)	–

Total operating revenues		6,524	9,099	2,187	(570)	17,240

Operating costs	5	(3,622)	(5,110)	(1,615)	570	(9,777)

Adjusted EBITDA (1)		2,902	3,989	572	–	7,463

Severance, acquisition and other costs	6					(146)

Depreciation and amortization						(3,433)

Finance costs

Interest expense						(807)

Net interest on post-employment benefit plans	12					(15)

Impairment of assets	7					(167)

Other income	8					134

Income taxes						(795)

Net earnings						2,234

(1)	The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT  |  47

Notes to consolidated financial statements

REVENUES BY SERVICES AND PRODUCTS

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

Services (1)

Wireless	1,759	1,642	5,086	4,714

Wireline data	1,987	1,976	5,914	5,885

Wireline voice	739	778	2,266	2,375

Media	631	630	2,105	1,919

Other wireline services	77	73	232	214

Total services	5,193	5,099	15,603	15,107

Products (2)

Wireless	692	642	1,797	1,772

Wireline data	130	86	302	331

Wireline equipment and other	9	9	33	30

Total products	831	737	2,132	2,133

Total operating revenues	6,024	5,836	17,735	17,240

(1)	Our service revenues are generally recognized over time.

(2)	Our product revenues are generally recognized at a point in time.

Note 4  |  Business acquisition

In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario for a total cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell’s residential and small business customers. The results of the acquired companies are included in our Bell Wireline segment.

The allocation of the purchase price includes provisional estimates, in particular for indefinite and finite-life intangible assets. The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

TOTAL

Cash consideration	153

Total cost to be allocated	153

Other non-cash working capital	5

Property, plant and equipment	5

Indefinite-life intangible assets (1)	17

Finite-life intangible and other assets (2)	15

Trade payables and other liabilities	(17)

Contract liabilities	(5)

Deferred tax liabilities	(9)

11

Cash and cash equivalents	14

Fair value of net assets acquired	25

Goodwill (3)	128

(1)	Consists of brand and digital assets.

(2)	Consists mainly of customer relationships.

(3)	Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell Wireline group of cash-generating units (CGUs).

Operating revenues of $29 million from EBOX and other related companies are included in the consolidated income statements from the date of acquisition. The transaction did not have a significant impact on our net earnings for the nine months ended September 30, 2022.

48  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 5  |  Operating costs

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2022	2021	2022	2021

Labour costs

Wages, salaries and related taxes and benefits (1)		(1,067)	(1,067)	(3,192)	(3,171)

Post-employment benefit plans service cost (net of capitalized amounts)	12	(61)	(65)	(189)	(202)

Other labour costs (1) (2)		(268)	(243)	(752)	(747)

Less:

Capitalized labour		296	268	839	793

Total labour costs		(1,100)	(1,107)	(3,294)	(3,327)

Cost of revenues (1) (3)		(1,862)	(1,721)	(5,284)	(5,124)

Other operating costs (1) (4)		(474)	(450)	(1,395)	(1,326)

Total operating costs		(3,436)	(3,278)	(9,973)	(9,777)

(1)	We have reclassified amounts from the previous period to make them consistent with the presentation for the current period.

(2)	Other labour costs include contractor and outsourcing costs.

(3)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.

(4)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Note 6  |  Severance, acquisition and other costs

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

Severance	(9)	(25)	(65)	(129)

Acquisition and other	(13)	(25)	(10)	(17)

Total severance, acquisition and other costs	(22)	(50)	(75)	(146)

SEVERANCE COSTS

Severance costs consist of charges related to involuntary and voluntary employee terminations.

ACQUISITION AND OTHER COSTS

Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7  |  Impairment of assets

2022

Impairment charges for the three and nine months ended September 30, 2022 of $21 million and $129 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2021

During the second quarter of 2021, we identified indicators of impairment for our Bell Media radio markets, notably a decline in advertising revenue and an increase in the discount rate resulting from the impact of the ongoing COVID-19 pandemic. Accordingly, impairment testing was required for our group of radio cash-generating units (CGUs).

Impairment charges for the three and nine months ended September 30, 2021 of nil and $167 million, respectively, related primarily to $163 million of impairment charges for various radio markets within our Bell Media segment. These charges included $150 million allocated to indefinite-life intangible assets for broadcast licences, and $13 million to property, plant and equipment mainly for buildings and network infrastructure and equipment. They were determined by comparing the carrying value of the CGUs to their fair value less cost of disposal. We estimated the fair value of the CGUs using both discounted cash flows and market-based valuation models, which include five-year cash flow projections derived from business plans reviewed by senior management for the period of July 1, 2021 to December 31, 2026, using a discount rate of 8.5% and a perpetuity growth rate of (2.0%) as well as market multiple data from public companies and market transactions. After impairments, the carrying value of our group of radio CGUs was $235 million.

BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT  |  49

Notes to consolidated financial statements

Note 8  |  Other (expense) income

		THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	NOTE	2022	2021	2022	2021

Net mark-to-market (losses) gains on derivatives used to economically hedge equity settled share-based compensation plans		(74)	61	(80)	221

Equity losses from investments in associates and joint ventures

Loss on investment		–	–	(42)	(14)

Operations		(38)	(36)	(35)	(51)

Gains on investments		–	–	53	–

Losses on retirements and disposals of property, plant and equipment and intangible assets		(5)	(4)	(9)	(12)

Early debt redemption costs	11	–	–	(18)	(53)

Other		(13)	14	(3)	43

Total other (expense) income		(130)	35	(134)	134

EQUITY LOSS FROM INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

We recorded a loss on investment of $42 million and $14 million for the nine months ended September 30, 2022 and 2021, respectively, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity gains or losses from investments in associates and joint ventures.

GAINS ON INVESTMENTS

In Q2 2022, we recorded a gain on investment of $14 million, related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.

On March 1, 2022, we completed the previously announced sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch). We recorded cash proceeds of $54 million and a gain on sale of $39 million (before tax expense of $2 million). Our results for the three months ended September 30, 2021 included Createch revenue of $15 million and net earnings of nil. Our results for the nine months ended September 30, 2022 and 2021 included Createch revenue of $10 million and $49 million and net earnings of nil and $1 million, respectively.

Note 9  |  Income taxes

During Q3 2022, various uncertain tax positions were favourably resolved, which resulted in the reversal of tax liabilities.

Note 10  |  Earnings per share

The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

Net earnings attributable to common shareholders – basic	715	757	2,188	2,084

Dividends declared per common share (in dollars)	0.9200	0.8750	2.7600	2.6250

Weighted average number of common shares outstanding (in millions)

Weighted average number of common shares outstanding – basic	911.9	906.9	911.3	905.5

Assumed exercise of stock options (1)	0.4	0.7	0.6	0.2

Weighted average number of common shares outstanding – diluted (in millions)	912.3	907.6	911.9	905.7

(1)

The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,244,990 for the third quarter and nil for the first nine months of 2022, compared to 3,280,426 for the third quarter of 2021 and 3,314,662 for the first nine months of 2021.

Note 11  |  Debt

On February 11, 2022, Bell Canada issued, under its 2016 trust indenture, 3.65% Series US-7 Notes, with a principal amount of $750 million in U.S. dollars ($954 million in Canadian dollars), which mature on August 15, 2052. The Series US-7 Notes have been hedged for foreign currency fluctuations through cross currency interest rate swaps. See Note 13, Financial assets and liabilities, for additional details.

The Series US-7 Notes are fully and unconditionally guaranteed by BCE.

On March 16, 2022, Bell Canada redeemed, prior to maturity, its 3.35% Series M-26 medium-term note (MTN) debentures, having an outstanding principal amount of $1 billion, which were due on March 22, 2023. As a result, in Q1 2022, we recognized early debt redemption charges of $18 million, which were recorded in Other (expense) income in the consolidated income statement.

50  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

SECURITIZATION PROGRAM

In Q3 2022, we entered into a new securitization program which replaced our previous securitized trade receivables program and now includes wireless device financing plan receivables. As a result, the maximum amount available under our securitization program increased from $1.3 billion to $2.3 billion.

Similar to the previous program, the securitization program is recorded as a floating rate revolving loan secured by certain receivables. We continue to service trade receivables and wireless device financing plan receivables under the securitization program, which matures in July 2025 unless previously terminated. The lenders’ interest in the collection of these receivables ranks ahead of our interests, which means that we are exposed to certain risks of default on the amounts securitized.

We have provided various credit enhancements in the form of over collateralization and subordination of our retained interests. The lenders have no further claim on our other assets if customers do not pay the amounts owed.

As of September 30, 2022, our loans secured by receivables was $1.2 billion in U.S. dollars ($1.6 billion in Canadian dollars) and the total receivable balance collateralized under the program was $3.2 billion. The foreign currency risk on these loans is managed using foreign currency forward contracts. See Note 13, Financial assets and liabilities, for additional details.

CREDIT FACILITIES

In Q3 2022, Bell Canada entered into a 30-year senior unsecured non-revolving credit facility in the aggregate principal amount of up to $443.5 million to partly fund the expansion of its broadband networks as part of government subsidy programs. No amount has yet been drawn under this facility.

In addition, subsequent to quarter end, Bell Canada entered into a second 30-year senior unsecured non-revolving credit facility in the aggregate principal amount of up to $203 million also in order to partly fund the expansion of its broadband networks as part of government subsidy programs. No amount has yet been drawn under this facility.

Note 12  |  Post-employment benefit plans

POST-EMPLOYMENT BENEFIT PLANS COST

We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

DB pension	(48)	(56)	(145)	(167)

DC pension	(27)	(25)	(91)	(87)

OPEBs	(1)	(1)	(1)	(2)

Less:

Capitalized benefit plans cost	15	17	48	54

Total post-employment benefit plans service cost	(61)	(65)	(189)	(202)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING INCOME (COST)
	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

DB pension	21	3	63	8

OPEBs	(8)	(8)	(25)	(23)

Total net return (interest) on post-employment benefit plans	13	(5)	38	(15)

FUNDED STATUS OF POST-EMPLOYMENT BENEFIT PLANS

The following table shows the funded status of our post-employment benefit obligations.

	FUNDED		PARTIALLY FUNDED (1)		UNFUNDED (2)		TOTAL

FOR THE PERIOD ENDED	SEPTEMBER 30, 2022	DECEMBER 31, 2021	SEPTEMBER 30, 2022	DECEMBER 31, 2021	SEPTEMBER 30, 2022	DECEMBER 31, 2021	SEPTEMBER 30, 2022	DECEMBER 31, 2021

Present value of post-employment benefit obligations	(18,675)	(23,872)	(1,465)	(1,840)	(220)	(289)	(20,360)	(26,001)

Fair value of plan assets	23,269	27,979	407	412	–	–	23,676	28,391

Plan surplus (deficit)	4,594	4,107	(1,058)	(1,428)	(220)	(289)	3,316	2,390

Effect of asset limit	(931)	(652)	–	–	–	–	(931)	(652)

Post-employment benefit asset (liability)	3,663	3,455	(1,058)	(1,428)	(220)	(289)	2,385	1,738

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and certain OPEBs. The company partially funds the SERPs through letters of credit and a retirement compensation arrangement account with the Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of certain OPEBs, which are paid as claims are incurred.

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Notes to consolidated financial statements

In Q3 2022, we recorded a decrease in our post-employment benefit plans and a loss, before taxes, in Other comprehensive (loss) income of $563 million due to an increase in the present value of our post-employment benefit obligations of $552 million as a result of a decrease in the discount rate to 5.1% at September 30, 2022, compared to 5.3% at June 30, 2022, a decrease in the fair value of plan assets of $66 million as a result of a lower-than-expected return on plan assets of 0.5% and experience losses of $247 million, partly offset by a decrease in the effect of the asset limit of $302 million.

During the first nine months of 2022, we recorded an increase in our post-employment benefit plans and a gain, before taxes, in Other comprehensive (loss) income of $670 million due to a decrease in the present value of our post-employment benefit obligations of $5,560 million as a result of an increase in the discount rate to 5.1% at September 30, 2022, compared to 3.2% at December 31, 2021, partly offset by a decrease in the fair value of plan assets of $4,380 million as a result of a loss on plan assets of 13.3%, an increase in the effect of the asset limit of $263 million and experience losses of $247 million.

Note 13  |  Financial assets and liabilities

FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			SEPTEMBER 30, 2022		DECEMBER 31, 2021

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

CRTC deferral account obligation	Trade payables and other liabilities and other non-current liabilities	Present value of estimated future cash flows discounted using observable market interest rates	51	51	66	67

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	24,122	21,731	23,729	26,354

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE

	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)	(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3) (2)

September 30, 2022

Publicly-traded and privately-held investments (3)	Other non-current assets	176	14	–		162

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	336	–	336		–

Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	130	–	179		(49)

December 31, 2021

Publicly-traded and privately-held investments (3)	Other non-current assets	183	24	–		159

Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	279	–	279		–

MLSE financial liability (4)	Trade payables and other liabilities	(149)	–	–		(149)

Other	Other non-current assets and liabilities	122	–	185		(63)

(1)	Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.

(2)

Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.

(3)

Unrealized gains and losses are recorded in Other comprehensive (loss) income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive income to Deficit in the statements of financial position when realized.

(4)

Represents BCE’s obligation to repurchase the BCE Master Trust Fund’s (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price should the Master Trust Fund exercise its put option. The obligation to repurchase is marked to market each reporting period and the gain or loss is recognized in Other (expense) income in the income statements.

MARKET RISK

CURRENCY EXPOSURES

We use forward contracts, options and cross currency interest rate swaps to manage foreign currency risk related to anticipated purchases and certain foreign currency debt.

In Q1 2022, we entered into cross currency interest rate swaps with a total notional amount of $750 million in U.S. dollars ($954 million in Canadian dollars) to hedge the U.S. currency exposure of our US-7 Notes maturing in 2052. See Note 11, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a loss of $10 million (loss of $9 million) recognized in net earnings at September 30, 2022 and a gain of $142 million (loss of $126 million) recognized in Other comprehensive (loss) income at September 30, 2022, with all other variables held constant.

52  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $4 million recognized in Other comprehensive (loss) income at September 30, 2022, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at September 30, 2022.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM

Cash flow (1)	USD	1,200	CAD	1,606	2022	Loans

Cash flow	USD	1,025	CAD	1,353	2022	Commercial paper

Cash flow	USD	220	CAD	280	2022	Anticipated purchases

Cash flow	PHP	590	CAD	14	2022	Anticipated purchases

Cash flow	PHP	2,147	CAD	50	2023	Anticipated purchases

Cash flow	USD	796	CAD	989	2023	Anticipated purchases

Cash flow	USD	524	CAD	656	2024	Anticipated purchases

Cash flow – call options	USD	40	CAD	52	2022	Anticipated purchases

Cash flow – put options	USD	40	CAD	51	2022	Anticipated purchases

Economic	USD	6	CAD	7	2022	Anticipated purchases

Economic	USD	156	CAD	196	2023	Anticipated purchases

Economic – call options	USD	38	CAD	45	2022	Anticipated purchases

Economic – call options	CAD	47	USD	38	2022	Anticipated purchases

Economic – put options	USD	120	CAD	147	2022	Anticipated purchases

Economic – call options	CAD	225	USD	156	2023	Anticipated purchases

Economic – put options	USD	156	CAD	196	2023	Anticipated purchases

Economic – call options	CAD	225	USD	156	2024	Anticipated purchases

Economic – put options	USD	156	CAD	195	2024	Anticipated purchases

(1)	Forward contracts to hedge loans secured by receivables under our securitization program. See Note 11, Debt, for additional information.

INTEREST RATE EXPOSURES

In Q2 2022, we sold interest rate swaptions maturing in Q3 2022 with a notional amount of $750 million for $6 million to hedge economically the fair value of our Series M-53 MTN debentures. In Q3 2022, swaptions of a notional amount of $500 million were exercised at a loss of $7 million and the remaining swaptions of a notional amount of $250 million matured unexercised. The resulting interest rate swaps of a notional amount of $500 million mature in 2027 and have been designated to hedge the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaps at September 30, 2022 is a liability of $12 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

In Q3 2022, we sold interest rate swaptions maturing in Q4 2022 with a notional amount of $250 million for $3 million to hedge economically the fair value of our Series M-53 MTN debentures. The fair value of these interest rate swaptions at September 30, 2022 was a liability of $3 million recognized in Other current assets and Trade payables and other liabilities in the statements of financial position.

In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. The fair value of these cross currency basis rate swaps at September 30, 2022 was a liability of $25 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.

We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at September 30, 2022 and December 31, 2021 was a liability of $1 million and $2 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A loss of $1 million and a gain of $1 million for the three and nine months ended September 30, 2022, respectively, relating to these leveraged interest rate options is recognized in Other (expense) income in the income statements.

A 1% increase (decrease) in interest rates would result in a loss of $33 million and a (gain of $29 million) recognized in net earnings at September 30, 2022, with all other variables held constant.

A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at September 30, 2022, with all other variables held constant.

EQUITY PRICE EXPOSURES

We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at September 30, 2022 and December 31, 2021 was a net liability of $70 million and a net asset of $130 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A loss of $74 million and $80 million for the three and nine months ended September 30, 2022, respectively, relating to these equity forward contracts is recognized in Other (expense) income in the income statements.

A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $32 million recognized in net earnings at September 30, 2022, with all other variables held constant.

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Notes to consolidated financial statements

Note 14  |  Share capital

CONVERSION AND DIVIDEND RATE RESET OF PREFERRED SHARES

On September 1, 2022, 1,067,517 of BCE’s 11,397,196 fixed-rate Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). In addition, on the same date, 1,977,982 of BCE’s 8,599,204 Series AB Preferred Shares were converted, on a one-for-one basis, into Series AA Preferred Shares.

The annual fixed dividend rate on BCE’s Series AA Preferred Shares was reset for the next five years, effective September 1, 2022, at 4.94%. The Series AB Preferred Shares will continue to pay a monthly floating cash dividend.

REDEMPTION OF SERIES AO PREFERRED SHARES

On March 31, 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

RENEWAL OF NORMAL COURSE ISSUER BID FOR BCE FIRST PREFERRED SHARES

Subsequent to quarter end, on November 2, 2022, BCE’s Board of Directors authorized the company to renew its normal course issuer bid (NCIB) to purchase for cancellation up to 10% of the public float of each series of BCE’s outstanding First Preferred Shares that are listed on the Toronto Stock Exchange. The NCIB will extend from November 9, 2022 to November 8, 2023, or an earlier date should BCE complete its purchases under the NCIB.

Note 15  |  Share-based payments

The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		NINE MONTHS

FOR THE PERIOD ENDED SEPTEMBER 30	2022	2021	2022	2021

Employee savings plan	(8)	(7)	(22)	(23)

Restricted share units (RSUs) and performance share units (PSUs)	(13)	(13)	(59)	(46)

Other (1)	–	(2)	(3)	(5)

Total share-based payments	(21)	(22)	(84)	(74)

(1)	Includes deferred share units and stock options.

The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended September 30, 2022.

RSUs/PSUs

		NUMBER OF RSUs/PSUs

Outstanding, January 1, 2022		3,085,667

Granted		1,015,425

Dividends credited		123,994

Settled		(1,047,350)

Forfeited		(78,157)

Outstanding, September 30, 2022		3,099,579

STOCK OPTIONS
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding, January 1, 2022	10,778,724	60

Exercised (1)	(2,923,759)	58

Forfeited or expired	(23,624)	65

Outstanding, September 30, 2022	7,831,341	61

Exercisable, September 30, 2022	4,568,421	58

(1)	The weighted average market share price for options exercised during the nine months ended September 30, 2022 was $69.

54  |  BCE INC. 2022 THIRD QUARTER SHAREHOLDER REPORT

Notes to consolidated financial statements

Note 16  |  Commitments

The following table is a summary of our contractual obligations at September 30, 2022 that are due in 2022 and in each of the next four years and thereafter.

	2022	2023	2024	2025	2026	THEREAFTER	TOTAL

Commitments for property, plant and equipment and intangible assets	396	1,660	1,095	808	407	1,133	5,499

Purchase obligations	162	557	438	427	558	1,247	3,389

Leases committed not yet commenced	6	3	6	–	–	1	16

Proposed acquisition of Distributel Communications Limited (Distributel)	285	20	–	30	–	–	335

Total	849	2,240	1,539	1,265	965	2,381	9,239

Our commitments for property, plant and equipment and intangible assets include program and feature film rights and investments to expand and update our networks to meet customer demand.

Purchase obligations consist of contractual obligations under service and product contracts for operating expenditures and other purchase obligations.

Our commitments for leases not yet commenced include OOH advertising spaces, fibre use and real estate. These leases are non-cancellable.

On September 2, 2022, Bell announced it plans to acquire Distributel, a national independent communications provider offering a wide range of consumer, business and wholesale communications services. The transaction is valued at up to $335 million, based on the achievement of certain performance objectives. The transaction is expected to close by the end of the year, subject to closing conditions, including regulatory approvals. The acquisition of Distributel is expected to support Bell’s strategy to grow residential and business customers. The results of Distributel will be included in our Bell Wireline segment.

Subsequent to quarter end, our commitments for property, plant and equipment and intangible assets increased by $499 million, which are payable $50 million in 2022, $104 million in 2023, $108 million in 2024, $102 million in 2025, $92 million in 2026 and $43 million thereafter.

2021

On July 29, 2021, provisional spectrum licence winners in the 3500 MHz spectrum auction were announced by Innovation, Science and Economic Development Canada (ISED). Bell Mobility Inc. (Bell Mobility) secured the right to acquire 271 licences in a number of urban and rural markets for 678 million Megahertz per Population (MHz-Pop) of 3500 MHz spectrum for $2.07 billion. On August 13, 2021, Bell Mobility made the required deposit of $415 million to ISED, which is included in Other non-current assets on our consolidated statement of financial position at September 30, 2021. On September 22, 2021, ISED delayed the payment for the remaining balance due to an extension related to ISED’s Consultation on Amendments to SRSP-520, Technical Requirements for Fixed and/or Mobile Systems, Including Flexible Use Broadband Systems, in the Band 3450-3650 MHz. This consultation addressed issues regarding the technical specifications for use of 3500 MHz spectrum, primarily around major airports. The remaining balance was paid in Q4 2021.

Note 17  |  COVID-19

During the third quarter of 2022, the unfavourable effects of the COVID-19 pandemic on our financial and operating performance continued to moderate due to our operational execution and lifting of most of the government restrictions during the quarter. However, due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible further resurgences in the number of COVID-19 cases, including as a result of the potential emergence of other variants, and various potential outcomes, it is difficult at this time to estimate the impacts of the COVID-19 pandemic on our business. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods, including, among others, as a result of global supply chain challenges adversely affecting our wireless and wireline product revenues.

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